EXHIBIT 4.1

SKYLINE MEDICAL INC.

FORM OF EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT, dated as of ____________, 2015 (this “Agreement”), is made by and among SKYLINE MEDICAL INC., a Delaware corporation (the “Company”) and the individuals or entities identified as Holders on the signature pages hereto (each a “Holder” and, collectively, the “Holders”).

WHEREAS, in February 2014 the Company issued (i) shares of Series A Convertible Preferred Stock of the Company (the “Preferred Shares”) and (ii) warrants (the “Original Warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) to the Holders in a private placement pursuant to the Securities Purchase Agreement, dated February 4, 2014, among the Company and the Holders (the “Securities Purchase Agreement”), which was subsequently amended by the Waiver and Consent of, and Notice to, Holder of Preferred Stock of Skyline Medical Inc., dated July 17, 2014 (the “Consent”);

WHEREAS, the Company desires to undertake a public offering of securities, consisting of units (the “Units”), with each Unit comprised of one share of Common Stock, one share of Series B Convertible Preferred Stock, each of which is convertible into one share of Common Stock (the “Series B Preferred Stock”), and four Series A Warrants, each of which is exercisable or exchangeable for one share of Common Stock (the “Series A Warrants”), which public offering would generate gross proceeds to the Company of at least $8.0 million (such public offering, hereinafter, the “Offering”); a description of the material terms of the Units, including the underlying Series B Preferred Stock and Series A Warrants, is set forth in Exhibit A to this Agreement;

WHEREAS, each Holder owns the number of Preferred Shares as are listed below such Holder’s signature on the signature page attached hereto and has requested that the Company exchange (the “Exchange”) such Holder’s Preferred Shares for such number of Units specified herein (the “Exchange Units”), on the terms and subject to the conditions set forth herein;

WHEREAS, following the Exchange, the Preferred Shares shall be automatically cancelled and terminated and the Holders shall have no further rights under the Preferred Shares,;

WHEREAS, following the Exchange the Original Warrants and certain additional warrants held by the Holders as described herein will remain in effect but will be reduced and modified as described herein; and

 WHEREAS, the Exchange is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             The Exchange and Certain Other Agreements.  Pursuant to the terms and conditions herein, each of the undersigned Holders agrees to deliver and tender to the Company all of such Holders’  Preferred Shares and, in exchange therefor, the Company agrees to issuer and deliver a number of Exchange Units, as follows:

(a)           Exchange Ratio.  For every dollar that was invested by a Holder to purchase Preferred Shares and Original Warrants directly from the Company, the Company shall issue and deliver to such Holder, upon delivery of such Preferred Shares, an equivalent dollar amount of Exchange Units registered in the name of such Holder, based upon the public offering price of the Units in the Offering, with any fractional Exchange Units resulting from the foregoing rounded up to the nearest whole number.  For example, (a) assuming a Holder paid the Company $100,000 to purchase 1,000 Preferred Shares and the accompanying Original Warrants and (b) the Units are priced at a price to the public of $9.00 per Unit in the Offering, then in exchange for such 1,000 Preferred Shares, such Holder would receive 11,112 Exchange Units (100,000 ÷ 9.00 = 11,111.1).

(b)           Conditions Precedent.

(i)           The Company’s obligation to accept the Preferred Shares tendered by the Holders and to consummate the Exchange as provided herein is conditioned upon and subject to (1) the continuing accuracy of the representations and warranties of the Holders as of the date hereof and as of the date of Closing and (2) the consummation of the Offering.

(ii)          The consummation of the Exchange and the Holders’ obligation to tender their Preferred Shares in exchange for the Exchange Units as provided herein is  conditioned upon and subject to (1) the continuing accuracy of the representations and warranties of the Company as of the date hereof and as of the date of Closing, (2) the Company shall have complied with and performed all of its obligations hereunder that it is required to comply with prior to the Closing, and (3) the consummation of the Offering.

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(c)           Reduction and Modification of the Original Warrants and Additional Warrants. The Company agrees that the Original Warrants will not be tendered or exchanged in the Exchange, and each Holder will retain the Original Warrants; provided that the Warrants shall be reduced and modified as provided in this Section 1(c). Pursuant to Section 1 of the Securities Purchase Agreement, effective August 4, 2014 the Company issued additional warrants (the “Additional Warrants”) because the Company’s common stock was not listed on an exchange within 180 days after the closing date under the Securities Purchase Agreement. The number of shares that the Holders may purchase upon exercise of the Original Warrants and the Additional Warrants at a current exercise price of $9.75 per share are shown on the attached Schedule 1, as adjusted for the 1-for-75 reverse stock split of the Common Stock that became effective on October 24, 2014. As of February 4, 2015, the Holders became entitled to an increase by a factor of 2.5 to 1 (the “Warrant Increase”) in the numbers of shares of Common Stock issuable upon exercise of the Original Warrants and the Additional Warrants, pursuant to Section 2(d) of the Original Warrants, because the Company had not then installed or received purchase orders for 500 STREAMWAY Automated Surgical Fluid Disposal Systems. The Holders agree that, upon the consummation of the Exchange, the Warrant Increase shall be deemed not to have occurred, and the provisions of Section 2(d) of the Original Warrants and the Additional Warrants shall be null and void in all respects. As a result, upon the consummation of the Exchange, each Holder will be entitled only to the amounts of the Original Warrants and Additional Warrants shown on the attached Schedule 1, without adjustment for the Warrant Increase. The Holders further acknowledge and agree that the exercise price for the Original Warrants and the Additional Warrants and the number of shares subject to the Original Warrants and the Additional Warrants as shown on the attached Schedule 1 are not subject to further adjustment, other than pursuant to Sections 2(a) and 2(b) of the Original Warrants and the Additional Warrants (relating to stock splits and similar events and mergers or consolidations and similar events).

(d)           No Sale or Transfer of Preferred Shares.  Each Holder agrees that such Holder will not, directly or indirectly, sell, transfer, assign, pledge or otherwise dispose of (each, a “transfer”) any of such Holder’s Preferred Shares, Original Warrants or Additional Warrants except for (i) the transfer and delivery of such Preferred Shares to the Company in the Exchange in accordance with this Agreement and (ii) any transfer whereby  the transferee agrees to become a party to this Agreement as a Holder hereunder.

(e)           Closing.  The Exchange shall occur on such date and at such time, concurrently with or immediately prior to the consummation of the Offering, as shall be determined by the Company (the “Closing”).  The Company shall provide notice of the date and time of the Closing to the Holders as soon as reasonably practicable, but in no event less than one business day prior thereto.  At the Closing, the Exchange Units shall be issued and registered in the name of each Holder in the amounts described in Section 1(a) above and upon such issuance the Exchange shall be deemed consummated.  At or after the Closing, the Exchange Units shall be delivered to each Holder promptly following receipt by the Company of such Holder’s original Preferred Shares.  Regardless of whether the Preferred Shares are delivered to the Company by a Holder on the Closing Date, all Preferred Shares that the Holders have agreed to exchange pursuant to this Agreement shall be deemed cancelled as of the time of Closing.  Each Holder hereby agrees that, upon and subject to the Closing and the issuance of the Exchange Units, all of such Holder’s Preferred Shares shall be automatically terminated and cancelled in full without any further action required, and that this Section 1(e) shall constitute an instrument of termination and cancellation of such Preferred Shares.

(f)           Waiver and Consent. Each Holder hereby waives, effective immediately, the Company’s obligation under Section 6.12 of the Securities Purchase Agreement to not enter into any contract, transaction or arrangement or issue any security or instrument that provides for forward pricing of shares of Common Stock (the “Forward Pricing Transaction Restriction”) with respect to (i) the Offering, including the issuance and sale of the Units and entering into any underwriting agreement (and the issuance of a unit purchase option to the underwriters in the offering providing for the purchase the underwriters of a number of Units equal to 5% of the Units sold in this Offering at an exercise price equal to 125% of the public offering price of the Units in the Offering) in connection therewith, (ii) the issuance of the Exchange Units in the Exchange or entering into this Agreement and (iii) the Company’s issuance and sale of convertible notes in an aggregate original principal amount of $275,000 in private placement transactions to Magna Equities II, LLC for an aggregate purchase price of $250,000 in April and May 2015, and going forward hereby waives the Forward Pricing Transaction Restriction for any subsequent offering of securities by the Company following the closing of the Offering.

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(g)           Other Documents. The Company and the Holders shall execute and/or deliver such other documents and agreements as are reasonably necessary to effectuate the Exchange pursuant to the terms of this Agreement.

2.             Representations and Warranties.

(a)           Holder Representations and Warranties. Each Holder hereby represents and warrants to the Company that, as of the date hereof and as of the date of the Closing, such Holder is the sole record and beneficial owner of such Holder’s Preferred Shares and will transfer and deliver to the Company at the closing of the transactions contemplated hereunder valid title to such Preferred Shares, free from any taxes, liens, charges and other encumbrances. Each Holder has the requisite legal capacity, power and authority to enter into and perform all of its obligations under this Agreement.

(b)           Company Representations and Warranties.     (i) The Company hereby represents and warrants to the Holders that, as of the date hereof and as of the date of the Closing, the Exchange, the Exchange Units, the Series B Preferred Stock, the shares of Common Stock into which the shares of Series B Preferred Stock are convertible (the “Underlying Shares”), the Series A Warrants and the shares of Common Stock issuable upon exercise of the Series A Warrants (the “Warrant Shares”) have been duly authorized and upon issuance in accordance with the terms of this Agreement (or in the case of the Underlying Shares and Warrant Shares, when issued upon conversion of the related shares of Series B Preferred Stock in accordance with their certificate of designation or upon exercise of a Series A Warrant in accordance with its terms), the Exchange Units, Series B Preferred Stock, Underlying Shares, Series A Warrants and Warrant Shares will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof.

(ii)           In addition, as of the date that the Company enters into an underwriting agreement relating to the Offering (an “Underwriting Agreement”) and as of the date of the Closing, the Company hereby makes the same representations and warranties to the Holders that the Company shall make to the underwriters in such Underwriting Agreement, except that any representations or warranties of the Company in the Underwriting Agreement relating to (a) the Offering shall be deemed to refer instead to the Exchange, (b) the Underwriting Agreement shall be deemed to refer instead to this Agreement and (c) the Units sold the Offering, the Series B Preferred Stock and Warrants comprising such Units or the Underlying Shares or Warrant Shares issuable upon conversion or exercise thereof, as the case may be, shall be deemed to refer instead to the Exchange Units, the Series B Preferred Stock and Warrants comprising the Exchange Units or Underlying Shares or Warrant Shares issuable upon conversion or exercise thereof, as the case may be, respectively.

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3.             Section 3(a)(9) Covenant. The Company represents, warrants and covenants that the exchange of the Preferred Shares for the Exchange Units is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act and agrees not to take any position contrary to this Section 3. For the purposes of Rule 144 of the Securities Act, the Company acknowledges that the holding period of the Preferred Shares may be tacked onto the holding period of (a) the Exchange Units and, upon separation, the underlying shares of Series B Preferred Stock and Series A Warrants, (b) upon conversion by the Holders of the Series B Preferred Stock, the Underlying Shares, and, (c) upon a cashless exercise of the Series A Warrants, the Warrant Shares issuable upon such cashless exercise, as applicable, and the Company agrees not to take a position contrary to this Section 3.

4.             Termination of this Agreement. This Agreement shall be terminated and the obligations of the parties hereto shall be null and void if the Closing has not occurred by September 30, 2015.

5.             Payment of Holders’ Counsel Fees. Prior to or concurrently with the Closing, the Company shall pay the reasonable and documented fees and out-of-pockets costs of Pusch & Gal.

6.             Counterparts. This Agreement may be executed in original or facsimile counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all of such counterparts shall together constitute but one and the same instrument.

7.             No Commissions. Neither the Company nor any Holder has paid or given, or will pay or give, to any person, any commission, fee or other remuneration, directly or indirectly, in connection with the transactions contemplated by this Agreement.

8.             Applicable Law; Consent to Jurisdiction. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the undersigned has signed this Agreement as of the date first above written.

SKYLINE MEDICAL INC.

By:
Name:
Title:

[Signature Page to Exchange Agreement]

Accepted and Agreed by the undersigned Holder:

INDIVIDUAL:	ENTITY:

Name of Entity

Signature (Individual)	By:
Signature
Its:
Signature (all record holders should sign)	Title

Names(s) Typed or Printed	Signatory Name Typed or Printed

Total Number of Preferred Shares Owned by Holder: _____________________

[Signature Page to Exchange Agreement]

EXHIBIT A

DESCRIPTION OF UNITS, SERIES B PREFERRED STOCK
AND SERIES A WARRANTS

The following is a description of the Units to be included in the prospectus related to the Offering.   In the Offering, the Company is offering up to 1,666,667 Units.  The Units to be issued in the Exchange to the Holders are in addition to the Units to be issued in the Offering.  The Units to be issued in the Exchange will not be issued pursuant to the registration statement relating to the Offering, but rather will be issued pursuant to an exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) thereof.  Accordingly, the Units issued in the exchange shall be “restricted securities,” but the Units, the Series B Convertible Preferred Stock and the Series A Warrants and the shares of Common Stock issuable upon conversion or exercise thereof (other than shares of Common Stock issued in connection with any exercise of the Series A Warrant for cash) may tack the holding period of the Preferred Shares tendered in the Exchange for purposes of determining the ability to sell securities pursuant to Rule 144 under the Securities Act.

Units

In the Offering, we are offering up to 1,666,667 Units, each Unit consisting of one shares of common stock, one share of Series B Convertible Preferred Stock and four Series A Warrants. Each share of Series B Convertible Preferred Stock will be convertible into one share of common stock as described in the following section. Each Series A Warrant is exercisable for one share of common stock at an initial cash exercise price of $[_______]1.  The Series A Warrants will expire on the fifth anniversary of the date of the final prospectus related to the Offering.

Separation of Units

The shares of Series B Convertible Preferred Stock and the Series A Warrants are issued and will trade together as Units until the six month anniversary of the date of the final prospectus related to the Offering at which point they will automatically separate. However, the shares of Series B Convertible Preferred Stock and the Series A Warrants will become separable prior to the expiration of the six-month period if at any time after 30 days from the date of the final prospectus related to the Offering (i) the closing price of our common stock is greater than 200% of the Series A Warrant exercise price for a period of 20 consecutive trading days (the “Trading Separation Trigger”), (ii) the Series A Warrants are exercised for cash (solely with respect to the Units that included the exercised Series A Warrants) (a “Warrant Cash Exercise Trigger”) or (iii) the Units are delisted from the NASDAQ Capital Market for any reason (the “Delisting Trigger”). Upon the occurrence of any of the foregoing Separation Trigger Events, the shares of Series B Convertible Preferred Stock and Series A Warrants will separate: (i) 15 days after the Trading Separation Trigger date or (ii) on the date the Warrant Cash Exercise Trigger (solely with respect to the Units that included the exercised Series A Warrants) or (iii) on the date of the Delisting Trigger.

1	Amount is expected to be equal to 62.5% of the public offering price of the Units.

Series B Convertible Preferred Stock Included in the Units Offered Hereby
In connection with the Offering, we will issue as part of the Units up to 1,666,667 shares of Series B Convertible Preferred Stock pursuant to a Certificate of Designation approved by our Board.  Each share of Series B Convertible Preferred Stock will be convertible into one share of common stock upon the six month anniversary of the date of the final prospectus related to the Offering, or in the event of an Early Separation resulting from the Trading Separation Trigger or the Delisting Trigger, the date of such Early Separation.  In the event of an Early Separation due to a Warrant Cash Exercise Trigger, the related Series B Convertible Preferred Stock will not be convertible into common until the six-month period expires or the Units separate due to a Trading Separation Trigger or Delisting Trigger.

The Series B Convertible Preferred Stock will not be convertible by the holder of such preferred stock to the extent (and only to the extent) that the holder or any of its affiliates would beneficially own in excess of 4.99% of the common stock of the Company. For purposes of the limitation described in this paragraph, beneficial ownership and all determinations and calculations are determined in accordance with Section 13(d) of the Exchange Act and the rule and regulations promulgated thereunder.

Pursuant to the Certificate of Designation for the Series B Convertible Preferred Stock, if the Company or any of its subsidiaries enter into a “Fundamental Transaction”, each share of Series B Convertible Preferred Stock shall be automatically converted into two shares of common stock of the Company, subject to the beneficial ownership limitation discussed in the previous paragraph. A “Fundamental Transaction” includes, but is not limited to, (1) a consolidation, merger stock or share purchase or other business combination in which the stockholders of the Company immediately prior to such consolidation or merger hold less than 50% of the outstanding voting stock after such consolidation or merger, (2) sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its respective properties or assets, or (3) any person (other than Permitted Holders) makes a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding voting stock of the Company, or any person or group (other than Permitted Holders) becomes a beneficial owner of 50% of the aggregate ordinary voting power represented by the issued and outstanding voting stock of the corporation.  The term “Permitted Holders” means Josh Kornberg, Atlantic Partners Alliance and SOK Partners, LLC and each of their respective affiliates.

The Series B Convertible Preferred Stock has no voting rights, except that the holders of shares of 100% of the Series B Convertible Preferred Stock will be required to effect or validate any amendment, alteration or repeal of any of the provisions of the Certificate of Designation that materially and adversely affects the powers, preferences or special rights of the Series B Convertible Preferred Stock, whether by merger or consolidation or otherwise; provided, however, that in the event of an amendment to terms of the Series B Convertible Preferred Stock, including by merger or consolidation, so long as the Series B Convertible Preferred Stock remains outstanding with the terms thereof materially unchanged, or the Series B Convertible Preferred Stock is converted into, preference securities of the surviving entity, or its ultimate parent, with such powers, preferences or special rights that are, in the good faith determination of the Board of the Company, taken as a whole, not materially less favorable to the holders of the Series B Convertible Preferred Stock than the powers, preferences or special rights of the Series B Convertible Preferred Stock, taken as a whole, the occurrence of such event will not be deemed to materially and adversely affect such powers, preferences or special rights of the Series B Convertible Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of such events. An amendment to the terms of the Series B Convertible Preferred Stock only requires the vote of the holders of Series B Convertible Preferred Stock.

With respect to payment of dividends and distribution of assets upon liquidation or dissolution or winding up of the Company, the Series B Convertible Preferred Stock shall rank equal to the common stock of the Company. No sinking fund has been established for the retirement or redemption of the Series B Convertible Preferred Stock. As such, the Series B Convertible Preferred Stock is not subject to any restriction on the repurchase or redemption of shares by the Company due to an arrearage in the payment of dividends or sinking fund installments.

The Series B Convertible Preferred Stock also has no liquidation rights or preemption rights, and there are no special classifications of our Board related to the Series B Convertible Preferred Stock.

The shares of common stock issuable upon conversion of the Series B Preferred Stock have been duly authorized and will be, when issued and delivered in accordance with the Series B Preferred Stock, validly issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon conversion of all outstanding Series B Preferred Stock.

THE HOLDER OF SERIES B PREFERRED STOCK WILL NOT POSSESS ANY RIGHTS AS A STOCKHOLDER UNDER THE SHARES OF SERIES B PREFERRED STOCK UNTIL THE HOLDER CONVERTS THE SHARES OF SERIES B PREFERRED STOCK.

There is no established public trading market for our Series B Preferred Stock, and we do not expect a market to develop. We do not intend to apply to list Series B Preferred Stock on any securities exchange. Without an active market, the liquidity of the Series B Preferred Stock will be limited.

Series A Warrants Included in the Units

In connection with the Offering, we will issue as part of the Units up to 6,666,668 Series A Warrants to purchase shares of our common stock. The Series A Warrants will separate from the Series B Convertible Preferred Stock as described above and be exercisable upon the separation of the Units, provided that the Series A Warrants may be exercised for cash at any time commencing 30 days after the date of the final prospectus related to the Offering. The Series A Warrants will terminate on the fifth anniversary of the date of the prospectus related to the Offering and have an initial cash exercise price of $[  ].2 The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

2	Amount is expected to be equal to 62.5% of the public offering price of the Units.

Cashless Exercise Provision. Holders may exercise Series A Warrants by paying the exercise price in cash or, in lieu of payment of the exercise price in cash by electing to receive a share payment from us equal to the Black Scholes Value (as defined below) of the number of shares the holder elects to exercise.  The number of shares of our common stock to be delivered will determined according to the following formula, referred to as the Cashless Exercise.

Total Shares = (A x B) / C

Where:
●	Total Shares is the number of shares of common stock to be issued upon a Cashless Exercise.
●	A is the total number of shares with respect to which the Series A Warrant is then being exercised.
●	B is the Black Scholes Value (as defined below).
●
C is the closing bid price of our common stock as of two trading days prior to the time of such exercise, provided that in no event may “C” be less than $[  ]3 (subject to appropriate adjustment in the event of stock dividends, stock splits or similar events affecting our common stock).

As defined in the Series A Warrants, “Black Scholes Value” means the Black Scholes value of an option for one share of our common stock at the date of the applicable Cashless Exercise, as such Black Scholes value is determined, calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the closing bid price of the Common Stock as of the date of the final prospectus related to the Offering, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the Series A Warrant as of the applicable Cashless Exercise, (iii) a strike price equal to the exercise price in effect at the time of the applicable Cashless Exercise, (iv) an expected volatility equal to 135% and (v) a remaining term of such option equal to five years (regardless of the actual remaining term of the Series A Warrant). In the event that the Black Scholes Option Pricing Model from the “OV” function on Bloomberg is unavailable the Company will calculate the Black Scholes Value in good faith, which calculation shall be definitive.

The shares of common stock issuable on exercise of the Series A Warrants are duly authorized and will be, when issued, delivered and paid for in accordance with the Series A Warrants, validly issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise or exchange of all outstanding Series A Warrants.

3	An amount to be determined at the pricing of the Units in the Offering.

The Series A Warrants will not be exercisable or exchangeable by the holder of such warrants to the extent (and only to the extent) that the holder or any of its Affiliates would beneficially own in excess of 4.99% of the Common Stock of the Company. For purposes of the limitation described in this paragraph, beneficial ownership and all determinations and calculations are determined in accordance with Section 13(d) of the Exchange Act and the rule and regulations promulgated thereunder.

The Series A Warrants will be issued in book-entry form under a warrant agent agreement between [______________] as warrant agent, and us, and shall initially be represented by one or more book-entry certificates deposited with The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

THE HOLDER OF A WARRANT WILL NOT POSSESS ANY RIGHTS AS A STOCKHOLDER UNDER THAT WARRANT UNTIL THE HOLDER EXERCISES THE WARRANT.

There is no established public trading market for our Series A Warrants, and we do not expect a market to develop. We do not intend to apply to list Series A Warrants on any securities exchange. Without an active market, the liquidity of the Series A Warrants will be limited.

Representative’s Unit Purchase Option

We agreed to issue to the representative of the underwriters’ in this offering a Unit Purchase Option to purchase a number of our Units equal to an aggregate of 5% of the Units sold in this offering. The representative’s Unit Purchase Option will have an exercise price equal to 125% of the public offering price of the Units and may be exercised on a cashless basis. The representative’s Unit Purchase Option is not redeemable by us.